SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated June 28, 2006, entitled “Central China’s First 12-inch Fab Began Construction and Will be Managed by SMIC.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: July 6, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated June 28, 2006, entitled “Central China’s First 12-inch Fab Began Construction and Will be Managed by SMIC.”

Exhibit 99.1

Central China’s First 12-inch Fab Began Construction and

Will be Managed by SMIC

Wuhan, CHINA June 28, 2006 - Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI; SEHK: 981), one of the leading foundries in the world today announced that the first 12-inch (or 300mm) fab in Central China began construction in the Wuhan East Lake New Technology Development Zone, Hubei Province, China.

The groundbreaking ceremony was attended by Yu Zheng Sheng, Politburo member of Central Committee and Secretary of Hubei provincial party, Luo Qing Quan, Governor of Hubei Province, Chen Yu Jie, Director of the Overseas Chinese Affairs Office of the State Council, Li Hai Feng, Deputy Director of the Overseas Chinese Affairs Office of the State Council and Richard Chang, President and CEO of SMIC.

The facility will be financed by an investment company associated with the Hubei provincial government, Wuhan City government and Wuhan East Lake New Technology Development Zone. The company, the Wuhan Xinxin Semiconductor Manufacturing Corp, will own the facility and has engaged SMIC to manage the facility. The fab is scheduled to be completed by the end of 2007, and commercial production is scheduled to start in the first half of 2008. The monthly 12-inch wafer capacity is estimated to be 12,500 initially and increase progressively up to 20,000 - 25,000 in 2009.

“We recognize the important contribution that SMIC has made to China’s semiconductor industry. The Hubei Province will provide the necessary infrastructure support in order to help build up a world-class semiconductor industry in the region.” said Miao Wei, Secretary of the Wuhan Municipal Committee.

“We are grateful that the Hubei provincial government and the Wuhan City government have provided such invaluable support to the semiconductor industry in the region.” said Richard Chang, President and CEO of SMIC. “We have every confidence in the future prospects of the Wuhan fab.”

About SMIC

SMIC (NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35um to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC operates three 200mm fabs in Shanghai and one in Tianjin, and one 300mm fab in Beijing, the only one of its kind in Mainland China. SMIC has customer service and marketing offices in the U.S., Italy, and Japan as well as a representative office in Hong Kong. For additional information, please visit http://www.smics.com

Safe Harbor Statements (Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release, such as statements regarding government support for, and future plans relating to, the Wuhan fab, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors (including, without limitation, the progress of the construction of the Wuhan fab), which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the SMIC’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

SMIC Press Contacts:

SMIC Shanghai

Reiko Chang

SMIC Public Relations Department

+86 21 5080 2000 ext 10544

E-mail: PR@smics.com

SMIC Hong Kong

Calvin Lau / Mei Fung Hoo

+852 9435 2603 / 2537 8480

E-mail: Calvin_Lau@smics.com

E-mail: MeiFung_Hoo@smics.com